

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

July 19, 2017

David K. Flynn
Chief Executive Officer
Aerohive Networks, Inc.
1011 McCarthy Boulevard
Milpitas, CA 95035

> **Re:** **Aerohive Networks, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **File No. 001-36355**

Dear Mr. Flynn:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services